FINANCIAL
                                   INFORMATION

Management's Discussion and Analysis of Results of Operations and Financial Condition ................  10
Consolidated Balance Sheets ..........................................................................  14
Consolidated Statements of Income and Comprehensive Income ...........................................  15
Consolidated Statements of Stockholders' Equity ......................................................  16
Consolidated Statements of Cash Flows ................................................................  17
Notes to Consolidated Financial Statements ...........................................................  18
Independent Auditors' Report .........................................................................  29
Corporate Information ................................................................................  30

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

Donegal Group Inc. ("DGI" or the "Company") is a regional insurance holding company doing business in the Mid-Atlantic and Southern states through its two wholly owned property-casualty insurance subsidiaries, Atlantic States Insurance Company ("Atlantic States") and Southern Insurance Company of Virginia ("Southern") (collectively "Insurance Subsidiaries"). The Company has three operating segments: the investment function, the personal lines of insurance and the commercial lines of insurance. Products offered in the personal lines of insurance consist primarily of homeowners and private passenger automobile policies. Products offered in the commercial lines of insurance consist primarily of commercial automobile, commercial multiple peril and workers' compensation policies. The Insurance Subsidiaries are subject to regulation by insurance departments in those states in which they operate and undergo periodic examination by those departments. The Insurance Subsidiaries are also subject to competition from other insurance carriers in their operating areas. DGI was formed in September 1986 by Donegal Mutual Insurance Company (the "Mutual Company"), which owns 64% of the outstanding common shares of the Company as of December 31, 2002.

      Atlantic States participates in an intercompany pooling arrangement with the Mutual Company and assumes 70% of the pooled business. As of January 1, 2002, the Company's results of operations include 100% of the business written by Southern. Prior to January 1, 2002, Southern ceded 50% of its business to the Mutual Company. Because the Mutual Company placed substantially all of the business assumed from Southern into the pool, from which the Company has a 70% allocation, the Company's results of operations included approximately 85% of the business written by Southern prior to January 1, 2002.

      During 2000, the Company acquired 45% of the outstanding stock of Donegal Financial Services Corporation ("DFSC"), a thrift holding company. The remaining 55% of the outstanding stock of DFSC is owned by the Mutual Company.

      On January 1, 2001, the Company purchased all of the outstanding stock of Pioneer Insurance Company of New York ("Pioneer-New York") from the Mutual Company. The purchase price was $4,441,311, representing Pioneer-New York's adjusted statutory equity at December 31, 2000. The acquisition has been accounted for as a reorganization of entities under common control, similar to a pooling of interests, as both Pioneer-New York and the Company are under the common management and control of the Mutual Company. As such, the Company's financial statements have been restated to include Pioneer-New York as a consolidated subsidiary. In connection with the transaction, the Company issued the Mutual Company a $4,441,311 note, which bore a 6% rate and was due in January 2002. The 6% rate was based upon commercial market rates in effect as of January 1, 2001. The date was subsequently extended to January 2004, and the rate adjusted to 5.5%, based upon commercial market rates in effect as of January 1, 2003.

      Southern Heritage Insurance Company ("Southern Heritage"), previously a wholly owned subsidiary, was merged into Southern on May 1, 2002. Pioneer Insurance Company of Ohio ("Pioneer-Ohio") and Delaware Atlantic Insurance Company ("Delaware"), previously wholly owned subsidiaries, and Pioneer-New York were merged into Atlantic States on May 1, 2002, August 1, 2001, and September 30, 2001, respectively. The mergers were accounted for as statutory mergers and had no financial impact on the consolidated entity.

TRANSACTIONS WITH AFFILIATES

The Company's Insurance Subsidiaries have various reinsurance arrangements with the Mutual Company, which include a pooling agreement with Atlantic States, catastrophe reinsurance agreements with each of the Insurance Subsidiaries, an excess of loss reinsurance agreement with Southern, and, prior to January 1, 2002, a 50% quota share contract with Southern. The Mutual Company also has a 100% retrocessional agreement with Southern. A Coordinating Committee exists that is comprised of two board members of the Company and two board members of the Mutual Company who do not serve on the other board. All agreements and all changes to existing agreements between the Company's subsidiaries and the Mutual Company are subject to approval by the Coordinating Committee. In order to approve an agreement or a change in an agreement, the Company's members on the Coordinating Committee must conclude that the agreement or change is fair to the Company and its stockholders, and the Mutual Company's members on the Committee must conclude that the agreement or change is fair to the Mutual Company and its policyholders.

      The pooling agreement between the Mutual Company and Atlantic States is intended to produce a more uniform and stable underwriting result from year to year for the participants in the pool than they would experience individually and to spread the risk of loss among the participants based on their relative amounts of surplus and relative access to capital. Each company participating in the pool has at its disposal the capacity of the entire pool, rather than being limited to policy exposure of a size commensurate with its own capital and surplus. In addition, the ability of the Company to raise capital, and infuse that capital into Atlantic States, provides the participants of the pool with an ability to grow their total direct premiums at a greater rate than would be possible without the existence of the pool. Premiums, losses, loss expenses and underwriting expenses are shared proportionately by each of the participants, with Atlantic States currently assuming 70% of the pooled business and the Mutual Company retaining 30% of the pooled business.

      The excess of loss and catastrophe reinsurance agreements are intended to lessen the effects of a single large loss, or an accumulation of losses arising from one event, to a level that is more in line with each company's size, underwriting profile and surplus position. The retention levels of these contracts are less than the retention levels included within reinsurance contracts with outside reinsurers, where the retention levels are appropriate for the insurance companies taken as a whole but would be too great a level of risk for an individual company within the group.

      Prior to January 1, 2002, the 50% quota share reinsurance contract between Southern and the Mutual Company provided additional capacity for direct premium growth to Southern during periods of growth that exceeded Southern's ability to support that growth through its own surplus. Premiums, losses and loss expenses were shared equally by the participants with the Mutual Company paying commissions to Southern to reimburse its costs related to the underwriting process.

      The 100% retrocessional contract is intended to provide Southern with the same A.M. Best rating (currently "A") as the Mutual Company, which Southern could not achieve without this contract in place.

      The Mutual Company provides facilities, management and other services to the Company, and the Company reimburses the Mutual Company for such services on a periodic basis under usage agreements and pooling arrangements. The charges are based upon the relative participation of the Company and the Mutual Company in the pooling arrangement, and management of both the Company and the Mutual Company consider this allocation to be reasonable. Charges for these services totalled $28,586,888, $29,298,569 and $26,985,080 for 2002, 2001 and 2000,
respectively.

CRITICAL ACCOUNTING POLICIES

The Company's financial statements are combined with those of the Insurance Subsidiaries and presented on a consolidated basis in accordance with U.S. generally accepted accounting principles.

      The Company uses estimates and assumptions that can have a significant effect on the amounts that are reported in its financial statements. The Company believes the following accounting policies are the most significant as they may require a higher degree of judgment and estimation.

LIABILITY FOR LOSSES AND LOSS EXPENSES

The most significant estimates relate to reserves for losses and loss expenses. The liability represents estimates of the ultimate unpaid cost of claims incurred, including claims incurred but not reported to the Company as of the close of the reporting period. The estimates of losses for reported claims are based on reviews of the individual claims considering known information and the policy provisions relating to the loss. Estimates of losses and loss expenses for claims incurred but not reported to the Company are established based on historical data by line of insurance as adjusted for current conditions. Significant components of estimates used to establish reserves for both reported claims and unreported claims include a variety of factors such as medical cost inflation trends, regulatory and judicial rulings, legal settlements, property replacement and repair cost trends, the propensity of policyholders to litigate and the willingness of courts to expand causes of loss and the size of awards. In recent years, certain of these component costs such as medical inflation trends and legal settlements have experienced significant volatility that contribute to incurred amounts higher than our original estimates. The Company continually reviews and analyzes these trends and factors them into its loss estimates. The Company believes its estimates are appropriate but the ultimate amounts may differ from the estimates provided.

INVESTMENTS

The Company regularly monitors estimates related to the valuation of its investment portfolio and the recognition of other than temporary declines in the value of those investments. All investments are individually monitored for other than temporary declines. When a decline in value of an individual investment is considered to be other than temporary, the investment is written down to its estimated net realizable value and reflected as a realized loss in the statement of income. The Company makes judgments about when there are other than temporary declines in its investments. Generally, if an individual equity security has depreciated in value by more than 20% from its cost basis and has been in such unrealized loss position for more than six months, or if it is likely that contractual payments will not be received on debt securities, the Company assumes there has been an other than temporary decline in value. In addition, the Company may write-down other securities in an unrealized loss position depending on the existence of certain other factors such as the significance of the decline in fair value to the cost basis, deterioration in financial condition of the issuer, downgrades in the ratings of securities or specific industry events.

POLICY ACQUISITION COSTS

Policy acquisition costs, consisting primarily of commissions, premium taxes and certain other underwriting costs that vary with and are directly related to the production of business, are deferred and amortized over the period in which the premiums are earned. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss expenses, and certain other costs expected to be incurred as the premium is earned.

RESULTS OF OPERATIONS 2002 COMPARED TO 2001

Total revenues for 2002 were $203,803,561, which were $18,639,938, or 10.1%, greater than 2001. Net premiums earned increased to $185,841,193, an increase of $18,071,339, or 10.8%, over 2001. Direct premiums written of the combined pool of Atlantic States and the Mutual Company increased $22,510,292 or 11.0%. A 3.3% increase in the direct premiums written of Southern accounted for the majority of the remaining change. The Company reported net realized investment gains of $144,190 in 2002 compared to net realized investment losses of $880,254 in 2001. During 2002 and 2001, certain investments trading below cost had declined on an other-than-temporary basis. Losses of $378,672 and $1,462,913 were included in net realized investment gains (losses) for these investments in 2002 and 2001, respectively. The remaining realized gains and losses in both years resulted from normal turnover of the Company's investment portfolio. As of December 31, 2002, 93.3% of the Company's bond portfolio was classified as Class 1 (highest quality) by the National Association of Insurance Commissioners' Securities Valuation Office. Investment income decreased $1,304,292 in 2002 compared to 2001. In 2002, an increase in average invested assets from $294,988,999 to $316,466,225 was more than offset by a decrease in the average yield to 4.6% in 2002 from 5.3% in 2001.

      The GAAP combined ratio of the Insurance Subsidiaries was 99.6% in 2002, compared to 103.8% in 2001. The combined ratio is the sum of the ratios of incurred losses and loss expenses to premiums earned (loss ratio), underwriting expenses to premiums earned (expense ratio) and policyholder dividends to premiums earned (dividend ratio). The loss ratio in 2002 was 69.6% compared to 70.5% in 2001. The commercial lines loss ratio decreased significantly to 61.5% in 2002 compared to 72.7% in 2001. The personal lines loss ratio increased from 69.2% in 2001 to 73.3% in 2002. The commercial automobile and workers' compensation loss ratios showed considerable improvement in 2002 with the commercial automobile loss ratio decreasing to 61.6% in 2002 compared to 85.0% in 2001 and the workers' compensation loss ratio decreasing to 73.1% in 2002 compared to 82.5% in 2001. Net losses and loss expenses for 2002 and 2001 included adverse development of prior accident year losses amounting to $6.8 million and $8.0 million, respectively. In 2001, the adverse loss development was primarily in commercial lines of business with workers' compensation representing $3.2 million, commercial auto liability $1.7 million and commercial multi-peril $1.3 million of the total loss development. Included in those amounts were $4.2 million of reserve strengthening primarily in the workers' compensation and commercial auto lines of business. In 2002, the adverse loss developments in commercial lines were lower with workers' compensation representing $1.6 million, commercial multi- peril $1.4 million and commercial auto liability $0.1 million of the total loss development. Private passenger auto liability's loss development worsened in 2002, representing $2.2 million of the development in 2002 compared to $1.3 million in 2001, with auto physical damage representing approximately $1 million in 2002 compared to $0.2 million in 2001. The loss development in 2002 resulted principally from accident year 2001 claims and resulted primarily from the normal claims review process and not from any change in key assumptions or changes in reserving philosophy. The expense ratio for 2002 was 29.5% compared to 32.3% in 2001, primarily due to the Company's cost reduction program, with the dividend ratio decreasing slightly to 0.6% in 2002 compared to 1.0% in 2001. The expense ratio in 2001 included a guaranty fund assessment of approximately $543,000 resulting from the insolvency of Reliance Insurance Company. This assessment also contributed to the change in the expense ratio from 2001 to 2002.

      Income tax expense was $4,491,862, an effective rate of 27.2%, compared to $1,273,598, or an effective rate of 18.0% in 2001. Tax exempt interest represented a smaller proportion of net income before taxes in 2002 compared to 2001, and accounted for most of this difference.

RESULTS OF OPERATIONS 2001 COMPARED TO 2000

Total revenues for 2001 were $185,163,623, which were $14,582,036, or 8.5%, greater than 2000. Net premiums earned increased to $167,769,854, an increase of $16,123,655, or 10.6%, over 2000. The change in Atlantic State's share of the pooling arrangement with the Mutual Company from 65% to 70% effective July 1, 2000, accounted for $4,273,297 of the increase in net premiums earned in 2001. Direct premiums written of the combined pool of Atlantic States and the Mutual Company increased $23,152,222 or 13.2% in 2001. A 4.0% increase in the direct premiums written of Southern, an 8.6% increase in the direct premiums written of Pioneer-Ohio and a 9.6% increase in the direct premiums written of Southern Heritage accounted for the majority of the remaining change. The Company reported net realized investment losses of $880,254 in 2001, compared to net realized investment gains of $170,852 in 2000. During 2001 and 2000, certain investments trading below cost had declined on an other-than-temporary basis. Losses of $1,462,913 and $436,943 were included in net realized investment gains (losses) for these investments in 2001 and 2000, respectively. The remaining realized gains and losses in both years resulted from normal turnover of the Company's investment portfolio. As of December 31, 2001, 100.0% of the Company's bond portfolio was classified as Class 1 (highest quality) by the National Association of Insurance Commissioners' Securities Valuation Office. Investment income decreased $509,203 in 2001 compared to 2000. An increase in the average invested assets from $278,677,748 to $294,988,999 was more than offset by a decrease in the average yield to 5.3% from 5.9% in 2000, and accounted for the change.

      The GAAP combined ratio of the Insurance Subsidiaries was 103.8% in 2001, compared to 101.8% in 2000. The combined ratio is the sum of the ratios of incurred losses and loss expenses to premiums earned (loss ratio), underwriting expenses to premiums earned (expense ratio) and policyholder dividends to premiums earned (dividend ratio). The loss ratio in 2001 was 70.5% compared to 68.8% in 2000. The increased loss ratio reflected the impact of loss and loss expense reserve strengthening of approximately $4.2 million. The commercial lines loss ratio increased significantly to 72.7% in 2001 compared to 67.0% in 2000. The personal lines loss ratio decreased from 70.3% in 2000 to 69.2% in 2001. The commercial automobile and workers' compensation loss ratios showed considerable deterioration in 2001 with the commercial automobile loss ratio increasing to 85.0% in 2001 compared to 78.1% in 2000 and the workers' compensation loss ratio increasing to 82.5% in 2001 compared to 64.2% in 2000. Net losses and loss expenses for 2001 included adverse loss development of prior accident year losses amounting to $8.0 million compared to $0.7 million in 2000. In 2001, the loss development was primarily in commercial lines of business with workers' compensation representing $3.2 million, commercial auto liability $1.7 million and commercial multi-peril $1.3 million of the total loss development. Those amounts included $4.2 million of reserve strengthening primarily in workers' compensation and commercial auto lines of business and due primarily to severity. The expense ratio for 2001 was 32.3% compared to 32.1% in 2000, with the dividend ratio increasing slightly to 1.0% in 2001 compared to 0.9% in 2000. The expense ratio in 2001 included a guaranty fund assessment of approximately $543,000 resulting from the insolvency of Reliance Insurance Company. This assessment accounted for most of the increase in the expense ratio in 2001 compared to 2000.

      Income tax expense was $1,273,598 for 2001, an effective rate of 18.0%, compared to $2,906,248, or an effective rate of 24.7% in 2000. Tax exempt interest represented a larger proportion of net income before taxes in 2001 compared to 2000, and accounted for most of this difference.

LIQUIDITY AND CAPITAL RESOURCES

The Company generates sufficient funds from its operations and maintains a high degree of liquidity in its investment portfolio. The primary source of funds to meet the demands of claim settlements and operating expenses are premium collections, investment earnings and maturing investments. As of December 31, 2002, the Company had no material commitments for capital expenditures.

      In investing funds made available from operations, the Company maintains securities' maturities consistent with its projected cash needs for the payment of claims and expenses. The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

      As of December 31, 2002, pursuant to a credit agreement dated December 29, 1995, and amended as of July 27, 1998, with Fleet National Bank, the Company had unsecured borrowings of $19.8 million. Such borrowings were made in connection with the acquisitions of Delaware, Pioneer-Ohio and Southern Heritage and various capital contributions to the subsidiaries. As of December 31, 2002, the Company may borrow up to $24 million at interest rates equal to the bank's then current prime rate or the then current London interbank Eurodollar bank rate plus 1.70%. At December 31, 2002, the interest rates were 3.45% on an outstanding Eurodollar rate balance of $4.8 million and 3.46% on another Eurodollar rate balance of $15 million. In addition, the Company pays a fee of 3/10 of 1% per annum on the average daily unused portion of the bank's commitment. On each July 27, the credit line is reduced by $8 million. Any outstanding loan in excess of the remaining credit line, after such reduction, is then payable.

      The Company's principal sources of cash with which to meet obligations and pay stockholder dividends are dividends from the Insurance Subsidiaries which are required by law to maintain certain minimum surplus on a statutory basis and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. The Insurance Subsidiaries are also subject to Risk Based Capital (RBC) requirements that may further impact their ability to pay dividends. At December 31, 2002, the Insurance Subsidiaries' statutory capital and surplus were substantially above the RBC requirements. Amounts available for distribution as dividends to DGI without prior approval of the insurance regulatory authorities in 2003 are $10,646,804 from Atlantic States and $2,493,398, from Southern.

      Net unrealized gains resulting from fluctuations in the fair value of investments reported in the balance sheet at fair value (net of applicable federal income tax) were $4,911,953 and $2,861,765 at December 31, 2002, and 2001, respectively.

CREDIT RISK

The Company provides property and liability coverages through its subsidiaries' independent agency systems located throughout its operating area. The majority of this business is billed directly to the insured, although a portion of the Company's commercial business is billed through its agents, who are extended credit in the normal course of business.

The Company's Insurance Subsidiaries have reinsurance agreements in place with the Mutual Company, as described in Note 2 of the financial statements, and with a number of major authorized reinsurers, as described in Note 8 of the financial statements. The Company monitors the financial strength of its unaffiliated reinsurers, requiring that companies rated by A.M. Best Company maintain a rating of A- or higher and that foreign reinsurers not rated by A.M. Best Company maintain a level of financial strength equivalent to companies qualifying for an A.M. Best Company rating of A- or higher.

IMPACT OF INFLATION

Property and casualty insurance premiums are established before the amount of losses and loss expenses, or the extent to which inflation may impact such expenses, are known. Consequently, the Company attempts, in establishing rates, to anticipate the potential impact of inflation.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

INTEREST RATE RISK

The Company's exposure to market risk for changes in interest rates is concentrated in its investment portfolio and, to a lesser extent, its debt obligations. The Company monitors this exposure through periodic reviews of asset and liability positions. Estimates of cash flows and the impact of interest rate fluctuations relating to the investment portfolio are modeled regularly.

      Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates at December 31, 2002 are as follows:

                                          PRINCIPAL      WEIGHTED-AVERAGE
                                          CASH FLOWS       INTEREST RATE
-------------------------------------------------------------------------
Fixed maturities and
   short-term investments:
      2003                               $ 46,729,420         2.85%
      2004                                 15,700,000         5.81%
      2005                                 30,250,156         5.27%
      2006                                 37,872,512         5.63%
      2007                                 36,687,380         5.49%
      Thereafter                          132,547,410         5.37%
-------------------------------------------------------------------------
   Total                                 $299,786,878
=========================================================================
   Market value                          $313,546,396
=========================================================================
Debt
      2003                               $  3,800,000         3.46%
      2004                                  8,000,000         3.46%
      2005                                  8,000,000         3.46%
-------------------------------------------------------------------------
   Total                                 $ 19,800,000
=========================================================================
   Fair value                            $ 19,800,000
=========================================================================

      Actual cash flows from investments may differ from those stated as a result of calls and prepayments.

EQUITY PRICE RISK

The combined total of realized and unrealized equity investment losses were $515,320, $131,146, and $650,229 in 2002, 2001, and 2000, respectively. During these three years, the largest total equity investment gain and (loss) in a quarter was $829,914 and $(440,947), respectively.

Donegal Group Inc.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                                                                      2002             2001
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments
   Fixed maturities
      Held to maturity, at amortized cost (fair value $89,785,318 and $86,939,393)           $  86,701,556    $  85,322,965
      Available for sale, at fair value (amortized cost $187,495,949 and $170,269,584)         194,731,660      173,718,844
   Equity securities, available for sale, at fair value (cost $21,587,317 and $16,630,618)      21,836,460       17,517,346
   Short-term investments, at cost, which approximates fair value                               29,029,418       24,074,200
---------------------------------------------------------------------------------------------------------------------------
      Total investments                                                                        332,299,094      300,633,355
Cash                                                                                             1,124,604        4,075,288
Accrued investment income                                                                        3,815,449        3,765,076
Premiums receivable                                                                             26,286,482       24,143,531
Reinsurance receivable                                                                          83,207,272       67,853,174
Deferred policy acquisition costs                                                               14,567,070       13,604,215
Federal income taxes receivable                                                                         --          292,618
Deferred tax asset, net                                                                          6,955,707        7,474,730
Prepaid reinsurance premiums                                                                    27,853,996       29,593,467
Property and equipment, net                                                                      4,430,394        4,568,652
Accounts receivable--securities                                                                    146,507           50,023
Other                                                                                              531,589          578,243
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                 $ 501,218,164    $ 456,632,372
===========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
   Losses and loss expenses                                                                  $ 210,691,752    $ 179,839,905
   Unearned premiums                                                                           121,002,447      114,079,264
   Accrued expenses                                                                              6,583,825        7,186,107
   Reinsurance balances payable                                                                  1,100,443          839,156
   Federal income taxes payable                                                                    357,547               --
   Cash dividend declared to stockholders                                                          887,315          869,877
   Borrowings under line of credit                                                              19,800,000       27,600,000
   Accounts payable--securities                                                                  2,121,619               --
   Due to affiliate                                                                              4,080,415        4,015,074
   Other                                                                                         1,409,951        1,274,640
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                        368,035,314      335,704,023
---------------------------------------------------------------------------------------------------------------------------

Stockholders' Equity
   Preferred stock, $1.00 par value, authorized 2,000,000 shares; none issued                           --               --
   Class A common stock, $.01 par value, authorized 30,000,000 shares,
      issued 6,269,093 and 6,097,214 shares and outstanding 6,187,569 and 6,015,690 shares          62,691           60,972
   Class B common stock, $.01 par value, authorized 10,000,000 shares,
      issued 3,024,742 and 3,021,965 shares and outstanding 2,983,980 and 2,981,203 shares          30,247           30,220
   Additional paid-in capital                                                                   60,651,751       58,887,715
   Accumulated other comprehensive income                                                        4,911,953        2,861,765
   Retained earnings                                                                            68,417,956       59,979,425
   Treasury stock, at cost                                                                        (891,748)        (891,748)
---------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                               133,182,850      120,928,349
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                             $ 501,218,164    $ 456,632,372
===========================================================================================================================

See accompanying notes to consolidated financial statements.

Donegal Group Inc.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31,                                                       2002             2001             2000
------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME

Revenues
      Net premiums earned (includes affiliated reinsurance of
         $86,195,962, $71,989,136 and $63,989,424)                       $ 185,841,193    $ 167,769,854    $ 151,646,199
      Investment income, net of investment expenses                         14,581,252       15,885,544       16,394,747
      Installment payment fees                                               2,447,229        1,587,396        1,532,792
      Lease income                                                             789,697          801,083          836,997
      Net realized investment gains (losses)                                   144,190         (880,254)         170,852
------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                    203,803,561      185,163,623      170,581,587
------------------------------------------------------------------------------------------------------------------------

Expenses
      Net losses and loss expenses (includes affiliated reinsurance of
         $54,684,955, $50,283,481 and $36,767,436)                         129,267,686      118,177,549      104,383,176
      Amortization of deferred policy acquisition costs                     29,473,000       27,194,000       25,319,000
      Other underwriting expenses                                           25,331,777       27,000,485       23,355,781
      Policy dividends                                                       1,056,790        1,691,759        1,330,330
      Interest                                                               1,119,204        2,247,465        3,285,036
      Other                                                                  1,060,520        1,760,636        1,165,236
------------------------------------------------------------------------------------------------------------------------
         Total expenses                                                    187,308,977      178,071,894      158,838,559
------------------------------------------------------------------------------------------------------------------------
Income before income tax expense                                            16,494,584        7,091,729       11,743,028
Income tax expense                                                           4,491,862        1,273,598        2,906,248
------------------------------------------------------------------------------------------------------------------------
Net income                                                               $  12,002,722    $   5,818,131    $   8,836,780
========================================================================================================================

Net income per common share
      Basic                                                              $        1.32    $         .65    $        1.01
========================================================================================================================
      Diluted                                                            $        1.31    $         .64    $        1.01
========================================================================================================================

STATEMENTS OF COMPREHENSIVE INCOME
Net income                                                               $  12,002,722    $   5,818,131    $   8,836,780
------------------------------------------------------------------------------------------------------------------------
Other comprehensive income, net of tax
   Unrealized gains on securities:
      Unrealized holding gain arising during the period,
         net of income tax expense of
         $1,148,224, $1,277,504, and $1,057,179                              2,144,813        2,479,860        2,020,267
      Reclassification adjustment for (gains) losses included
         in net income, net of income tax expense (benefit) of
         $49,565, $(299,286), and $58,090                                      (94,625)         580,968         (112,762)
------------------------------------------------------------------------------------------------------------------------
Other comprehensive income                                                   2,050,188        3,060,828        1,907,505
------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                     $  14,052,910    $   8,878,959    $  10,744,285
========================================================================================================================

See accompanying notes to consolidated financial statements.

Donegal Group Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                        COMMON STOCK
                            ----------------------------------------------------------------------
                              PRIOR       CLASS A    CLASS B     PRIOR        CLASS A    CLASS B
                              SHARES      SHARES     SHARES      AMOUNT       AMOUNT     AMOUNT
--------------------------------------------------------------------------------------------------
Balance,
January 1, 2000              8,574,210                         $8,574,210   $       --  $     --
--------------------------------------------------------------------------------------------------
Issuance of common stock       406,767                            406,767
Net income
Other comprehensive income
Grant of stock options
Cash dividends
--------------------------------------------------------------------------------------------------
Balance,
December 31, 2000            8,980,977                         $8,980,977   $       --  $     --
--------------------------------------------------------------------------------------------------
Issuance of common stock        61,830      60,144      3,758      61,830          601        38
Recapitalization            (9,042,807)  6,027,975  3,013,987  (9,042,807)      60,280    30,140
Net income
Cash dividends
Exercise of stock options                    9,095      4,220                       91        42
Grant of stock options
Other comprehensive income
--------------------------------------------------------------------------------------------------
Balance,
December 31, 2001                   --   6,097,214  3,021,965  $       --   $   60,972  $ 30,220
--------------------------------------------------------------------------------------------------
Issuance of common stock                   166,972                               1,670
Net income
Cash dividends
Exercise of stock options                    4,907      2,777                       49        27
Grant of stock options
Other comprehensive income
--------------------------------------------------------------------------------------------------
Balance,
December 31, 2002                   --   6,269,093  3,024,742          --   $   62,691  $ 30,247
==================================================================================================

                                           ACCUMULATED
                             ADDITIONAL      OTHER                                    TOTAL
                              PAID-IN     COMPREHENSIVE   RETAINED      TREASURY   STOCKHOLDERS'
                              CAPITAL     INCOME (LOSS)   EARNINGS       STOCK        EQUITY
------------------------------------------------------------------------------------------------
Balance,
January 1, 2000             $44,595,437  $  (2,106,568)  $53,621,011   $(891,756)  $103,792,334
------------------------------------------------------------------------------------------------
Issuance of common stock      2,349,773                                               2,756,540
Net income                                                 8,836,780                  8,836,780
Other comprehensive income                   1,907,505                                1,907,505
Grant of stock options           24,630                      (24,630)                        --
Cash dividends                                            (3,163,568)                (3,163,568)
------------------------------------------------------------------------------------------------
Balance,
December 31, 2000           $46,969,840  $    (199,063)  $59,269,593   $(891,756)  $114,129,591
------------------------------------------------------------------------------------------------
Issuance of common stock      1,200,202                                               1,262,671
Recapitalization              8,949,361                                        8         (3,018)
Net income                                                 5,818,131                  5,818,131
Cash dividends                                           (3,466,947)                 (3,466,947)
Exercise of stock options       126,960                                                 127,093
Grant of stock options        1,641,352                   (1,641,352)                        --
Other comprehensive income                   3,060,828                                3,060,828
------------------------------------------------------------------------------------------------
Balance,
December 31, 2001           $58,887,715  $   2,861,765   $59,979,425   $(891,748)  $120,928,349
------------------------------------------------------------------------------------------------
Issuance of common stock      1,641,547                                               1,643,217
Net income                                               12,002,722                  12,002,722
Cash dividends                                           (3,526,157)                 (3,526,157)
Exercise of stock options        84,455                                                  84,531
Grant of stock options           38,034                      (38,034)                        --
Other comprehensive income                   2,050,188                                2,050,188
------------------------------------------------------------------------------------------------
Balance,
December 31, 2002           $60,651,751     $4,911,953   $68,417,956   $(891,748)  $133,182,850
================================================================================================

See accompanying notes to consolidated financial statements.

Donegal Group Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,                                         2002            2001            2000
--------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net income                                               $ 12,002,722    $  5,818,131    $  8,836,780
--------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net cash
         provided by operating activities:
      Depreciation and amortization                            1,236,592       1,127,510         982,926
      Realized investment (gains) losses                        (144,190)        880,254        (170,852)
   Changes in Assets and Liabilities:
      Losses and loss expenses                                30,851,847      23,363,781      12,296,118
      Unearned premiums                                        6,923,183      14,138,883       7,788,243
      Accrued expenses                                          (602,282)      1,308,632        (165,997)
      Premiums receivable                                     (2,142,951)     (2,385,029)     (3,296,815)
      Deferred policy acquisition costs                         (962,855)     (1,320,001)       (316,463)
      Deferred income taxes                                     (579,654)     (1,360,633)        499,976
      Reinsurance receivable                                 (15,354,098)    (13,309,290)     (8,970,330)
      Accrued investment income                                  (50,373)        237,388        (455,059)
      Amounts due to/from affiliate                               65,341        (513,922)        350,639
      Reinsurance balances payable                               261,287        (795,819)        262,686
      Prepaid reinsurance premiums                             1,739,471      (4,881,083)     (3,156,232)
      Current income taxes                                       650,165         (32,656)        374,620
      Change in pooling participation                                 --              --       3,322,031
      Other, net                                                 181,965        (271,364)        268,316
--------------------------------------------------------------------------------------------------------
         Net adjustments                                      22,073,448      16,186,651       9,613,807
--------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities               34,076,170      22,004,782      18,450,587
--------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
   Purchase of fixed maturities
      Held to maturity                                       (35,867,577)    (45,201,470)    (17,340,175)
      Available for sale                                     (75,783,783)    (71,700,918)    (30,355,507)
   Purchase of equity securities                             (18,325,041)    (12,440,994)    (28,286,533)
   Sale of fixed maturities
      Held to maturity                                           415,000              --              --
      Available for sale                                         461,965      16,250,109       8,719,165
   Maturity of fixed maturities
      Held to maturity                                        34,967,828      51,313,296      13,490,715
      Available for sale                                      58,798,825      50,781,533      11,928,622
   Sale of equity securities                                  13,394,123       7,089,532      24,572,288
   Net purchase of property and equipment                       (552,005)       (161,269)       (275,982)
   Net sales (purchases) of short-term investments            (4,955,218)     (4,634,695)     (2,850,343)
--------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                  (27,445,883)     (8,704,876)    (20,397,750)
--------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
   Issuance of common stock                                    1,727,748       1,386,746       2,756,540
   Borrowings (payments) under line of credit, net            (7,800,000)    (12,400,000)      3,000,000
   Cash dividends paid                                        (3,508,719)     (3,394,352)     (3,126,959)
--------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities     (9,580,971)    (14,407,606)      2,629,581
--------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                               (2,950,684)     (1,107,700)        682,418
Cash at beginning of year                                      4,075,288       5,182,988       4,500,570
--------------------------------------------------------------------------------------------------------
Cash at end of year                                         $  1,124,604    $  4,075,288    $  5,182,988
========================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Donegal Group Inc. ("DGI" or the "Company") was organized as a regional insurance holding company by Donegal Mutual Insurance Company (the "Mutual Company") and operates in the Mid-Atlantic and Southern states through its wholly owned stock insurance companies, Atlantic States Insurance Company ("Atlantic States") and Southern Insurance Company of Virginia ("Southern") (collectively "Insurance Subsidiaries"). The Company has three operating segments: the investment function, the personal lines of insurance and the commercial lines of insurance. Products offered in the personal lines of insurance consist primarily of homeowners and private passenger automobile policies. Products offered in the commercial lines of insurance consist primarily of commercial automobile, commercial multiple peril and workers' compensation policies. The Insurance Subsidiaries are subject to regulation by Insurance Departments in those states in which they operate and undergo periodic examination by those departments. The Insurance Subsidiaries are also subject to competition from other insurance carriers in their operating areas. Atlantic States participates in an intercompany pooling arrangement with the Mutual Company and assumes 70% of the pooled business. Prior to January 1, 2002, Southern ceded 50% of its business to the Mutual Company. At December 31, 2002, the Mutual Company held 64% of the outstanding common stock of the Company.

      During 2000, the Company acquired 45% of the outstanding stock of Donegal Financial Services Corporation ("DFSC"), a bank holding company, for $3,042,000 in cash. The remaining 55% of the outstanding stock of DFSC is owned by the Mutual Company.

      On January 1, 2001, the Company purchased all of the outstanding stock of Pioneer Insurance Company of New York ("Pioneer-New York") from the Mutual Company. The purchase price was $4,441,311, representing Pioneer-New York's adjusted statutory equity at December 31, 2000. The acquisition was accounted for as a reorganization of entities under common control, similar to a pooling of interests, as both Pioneer-New York and the Company were under the common management and control of the Mutual Company. As such, the Company's financial statements were restated to include Pioneer-New York as a consolidated subsidiary. In connection with the transaction, the Company issued the Mutual Company a $4,441,311 note, which bears a 5.5% rate and is due in January 2004. The Company classifies this note in Due to Affiliate.

      Pioneer Insurance Company of Ohio ("Pioneer-Ohio"), Delaware Atlantic Insurance Company ("Delaware") and Pioneer-New York, previously wholly owned subsidiaries, were merged into Atlantic States on May 1, 2002, August 1, 2001 and September 30, 2001, respectively. Southern Heritage Insurance Company, previously a wholly owned subsidiary, was merged into Southern on May 1, 2002. The mergers were accounted for as statutory mergers and had no financial impact on the consolidated entity.

BASIS OF CONSOLIDATION

The consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, include the accounts of DGI and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The term "Company" as used herein refers to the consolidated entity.

USE OF ESTIMATES

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

      Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the liabilities for losses and loss expenses. While management uses available information to provide for such liabilities, future changes to these liabilities may be necessary based on changes in trends in claim frequency and severity.

INVESTMENTS

The Company classifies its debt and equity securities into the following categories:

      Held to Maturity--Debt securities that the Company has the positive intent and ability to hold to maturity; reported at amortized cost.

      Available for Sale--Debt and equity securities not classified as held to maturity; reported at fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders' equity (net of tax effects).

      Short-term investments are carried at amortized cost, which approximates fair value.

      If there is a decline in fair value below amortized cost which is other than temporary, the cost basis for such investments in the held to maturity and available for sale categories is reduced to fair value. Such decline in cost basis is recognized as a realized loss and charged to income.

      Premiums and discounts on debt securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Realized investment gains and losses are computed using the specific identification method.

      Premiums and discounts for mortgage-backed debt securities are amortized using anticipated prepayments.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has used the following methods and assumptions in estimating its fair value disclosures:

      Investments--Fair values for fixed maturity securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or values obtained from independent pricing services through a bank trustee. The fair values for equity securities are based on quoted market prices.

      Cash and Short-Term Investments--The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

      Premium and Reinsurance Receivables and Payables--The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

      Borrowings Under Line of Credit--The carrying amounts reported in the balance sheet for the line of credit approximate fair value due to the variable rate nature of the line of credit.

REVENUE RECOGNITION

Insurance premiums are recognized as income over the terms of the policies. Unearned premiums are calculated on a daily pro-rata basis.

POLICY ACQUISITION COSTS

Policy acquisition costs, consisting primarily of commissions, premium taxes and certain other variable underwriting costs, are deferred and amortized over the period in which the premiums are earned. Anticipated losses and loss expenses, expenses for maintenance of policies in force and anticipated investment income are considered in the determination of the recoverability of deferred acquisition costs.

PROPERTY AND EQUIPMENT

Property and equipment are reported at depreciated cost that is computed using the straight-line method based upon estimated useful lives of the assets.

LOSSES AND LOSS EXPENSES

The liability for losses and loss expenses includes amounts determined on the basis of estimates for losses reported prior to the close of the accounting period and other estimates, including those for incurred but not reported losses and salvage and subrogation recoveries.

      These liabilities are continuously reviewed and updated by management, and management believes that such liabilities are adequate to cover the ultimate net cost of claims and expenses. When management determines that changes in estimates are required, such changes are included in current earnings.

      The Company has no material exposures to environmental liabilities.

INCOME TAXES

The Company and its subsidiaries currently file a consolidated federal income tax return.

      The Company accounts for income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

CREDIT RISK

The Company provides property and liability coverages through its Insurance Subsidiaries' independent agency systems located throughout its operating area. The majority of this business is billed directly to the insured, although a portion of the Company's commercial business is billed through its agents, who are extended credit in the normal course of business.

      The Company's Insurance Subsidiaries have reinsurance agreements in place with the Mutual Company and with a number of other authorized reinsurers with at least an A.M. Best rating of A- or an equivalent financial condition.

REINSURANCE ACCOUNTING AND REPORTING

The Company relies upon reinsurance agreements to limit its maximum net loss from large single risks or risks in concentrated areas, and to increase its capacity to write insurance. Reinsurance does not relieve the primary insurer from liability to its policyholders. To the extent that a reinsurer may be unable to pay losses for which it is liable under the terms of a reinsurance agreement, the Company is exposed to the risk of continued liability for such losses. However, in an effort to reduce the risk of non-payment, the Company requires all of its reinsurers to have an A.M. Best rating of A- or better or, with respect to foreign reinsurers, to have a financial condition which, in the opinion of management, is equivalent to a company with at least an A- rating.

STOCK-BASED COMPENSATION

Effective July 1, 2000, the Company adopted Financial Accounting Standards Board Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions involving Stock Compensation," and Emerging Issues Task Force Issue No. 00-23 (EITF 00-23), "Issues Related to the Accounting for Stock Compensation under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and FIN No. 44, Accounting for Certain Transactions involving Stock Compensation." FIN No. 44 states that APB Opinion No. 25 does not apply in the separate financial statements of a subsidiary to the accounting for stock compensation granted by the subsidiary to employees of the parent or another subsidiary. EITF 00-23 states that when employees of a controlling entity are granted stock compensation, the entity granting the stock compensation should measure the fair value of the award at the grant date and recognize that fair value as a dividend to the controlling entity. These provisions apply to the Company, as the Mutual Company is the employer of record for all employees that provide services to the Company.

      Through June 30, 2000, the Company applied APB Opinion No. 25 in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for grants prior to that date for its fixed stock option plans and certain of its stock purchase plans. Had the Company recognized stock compensation expense in accordance with SFAS No. 123, net income and earnings per share would have been reduced to the pro-forma amounts shown below:

                                    2002          2001          2000
------------------------------------------------------------------------
Net income:
   As reported                   $12,002,722   $ 5,818,131   $ 8,836,780
   Pro-forma                      11,767,787     5,617,773     8,071,825
Basic earnings per share:
   As reported                          1.32           .65          1.01
   Pro-forma                            1.30           .63           .92
Diluted earnings per share:
   As reported                          1.31           .64          1.01
   Pro-forma                            1.28           .62           .92

      The weighted-average grant date fair value of options granted for the various plans during 2000 was $2.23.

      The fair values above were calculated based upon risk-free interest rates of 5.75% for the Stock Purchase Plans and the Equity Incentive Plans, expected lives of 6 months for the Stock Purchase Plans and 5 years for the Equity Incentive Plans, expected volatility of 54% for 2000 and an expected dividend yield of 4.5% for 2000.

EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income by the weighted-average number of common shares outstanding for the period, while diluted earnings per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

2--TRANSACTIONS WITH AFFILIATES

The Company conducts business and has various agreements with the Mutual Company which are described below:

A. REINSURANCE POOLING AND OTHER REINSURANCE ARRANGEMENTS

Atlantic States cedes to the Mutual Company all of its insurance business and assumes from the Mutual Company 70% (65% prior to July 1, 2000) of the Mutual Company's total pooled insurance business, including that assumed from Atlantic States and substantially all of the business assumed by the Mutual Company from Southern (prior to January 1, 2002) and Delaware (prior to January 1, 2000). The Mutual Company and Atlantic States write business with different risk profiles. Through the pooling arrangement, each is able to share proportionately in the results of all policies written by the other. Atlantic States ceded premiums earned of $45,229,457, $37,345,259 and $30,414,395 and ceded losses and loss expenses incurred of $34,471,381, $29,094,804 and $22,966,106 under this arrangement during 2002, 2001 and 2000, respectively. It also assumed premiums earned of $134,236,778, $126,769,521 and $110,943,962 and assumed losses and loss expenses incurred of $96,517,930, $93,470,958 and $75,007,089 under this arrangement during 2002, 2001 and 2000, respectively. Atlantic States had prepaid reinsurance premiums of $26,517,322, $20,942,093 and $16,251,612 and a ceded liability for losses and loss expenses of $47,862,627, $39,321,214 and $31,068,101 under this arrangement as of December 31, 2002, 2001 and 2000, respectively. It also had assumed unearned premiums of $69,208,310, $63,636,858 and $54,578,621 and an assumed liability for losses and loss expenses of $113,850,952, $99,664,285 and $84,805,937 under this arrangement at December 31,
2002, 2001 and 2000, respectively.

      Prior to January 1, 2002, the Mutual Company and Southern had a quota share agreement whereby Southern ceded 50% of its direct business, less reinsurance, to the Mutual Company. The business assumed by the Mutual Company from Southern became part of the pooling arrangement between the Mutual Company and Atlantic States. Southern ceded premiums earned of $0, $14,995,606 and $14,413,261 and ceded losses and loss expenses incurred of $488,055, $9,898,422 and $9,885,436 under this agreement during 2002, 2001 and 2000, respectively. Southern had prepaid reinsurance premiums of $0, $7,310,471 and $7,084,729 and a ceded liability for losses and loss expenses of $6,399,727, $10,068,604 and $7,924,750 under this agreement at December 31, 2002, 2001 and 2000, respectively. This agreement was terminated as of January 1, 2002.

      Atlantic States and Southern each have a catastrophe reinsurance agreement with the Mutual Company which limits the maximum liability under any one catastrophic occurrence to $400,000 and $450,000, respectively, and $1,000,000 for a catastrophe involving both of the companies. Prior to merging into Atlantic States, Pioneer-Ohio, Delaware and Pioneer-New York each had a catastrophe reinsurance agreement with the Mutual Company which limited the maximum liability under any one catastrophic occurrence to $200,000, $300,000 and $400,000, respectively. Prior to merging into Southern, Southern Heritage had a catastrophe reinsurance agreement with the Mutual Company which limited the maximum liability under any one catastrophic occurrence to $400,000. Prior to merging into Atlantic States, Delaware and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $250,000 of losses in excess of $50,000 and prior to January 1, 2000, a workers' compensation quota share agreement whereby Delaware ceded 70% of that business. Prior to merging into Atlantic States, Pioneer-Ohio and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $250,000 ($200,000 in 2000) of losses in excess of $50,000. The Mutual Company and Southern have an excess of loss reinsurance agreement in which the Mutual Company assumes up to $175,000 ($50,000 in 2001 and $25,000 in 2000) of losses in excess of $125,000 ($100,000 in 2001 and 2000). Prior to merging into Atlantic States, Pioneer-New York and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $250,000 ($200,000 in 2000) of losses in excess of $50,000. Effective October 1, 2000 and prior to merging into Southern, Southern Heritage and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $175,000 ($125,000 in 2000) of losses in excess of $125,000. The Mutual Company has agreements in place with Southern (and Pioneer-Ohio and Delaware prior to merging into Atlantic States) to reallocate the loss results of workers' compensation business written by those companies as part of commercial accounts primarily written by the Mutual Company or Atlantic States. These agreements provide for the workers' compensation loss ratios of Southern to be no worse than the average workers' compensation loss ratio for all of the companies combined. The Mutual Company and Pioneer-New York also had an aggregate excess of loss reinsurance agreement, entered into as part of the sale of Pioneer-New York from the Mutual Company to DGI, in which the Mutual Company agreed to assume the adverse loss development of claims with dates of loss prior to December 31, 2000, as developed through December 31, 2002, and to assume losses in excess of a 60% loss ratio through December 31, 2002. The subsidiaries ceded premiums earned of $2,811,359, $2,439,520 and $2,126,882 and ceded losses and loss expenses incurred of $6,873,539, $4,194,251 and $5,388,111 under these various agreements during 2002, 2001 and 2000, respectively. The subsidiaries had a ceded liability for losses and loss expenses of $6,397,326, $5,395,528 and $4,941,116 under these various agreements at December 31, 2002, 2001, and 2000, respectively.

      Southern (and Delaware, Pioneer-Ohio, Southern Heritage and and Pioneer-New York prior to mergers) has an agreement with the Mutual Company under which it cedes, and then reassumes back, 100% of its business net of reinsurance. The primary purpose of the agreement is to provide Southern with the same A.M. Best rating (currently "A") as the Mutual Company, which this subsidiary could not achieve without this contract in place. This agreement does not transfer insurance risk. While these subsidiaries ceded and reassumed amounts received from policyholders of $48,921,377, $41,142,936 and $25,790,126 and claims of $28,859,644, $23,348,952 and $15,325,638 under these agreements in 2002, 2001 and 2000, respectively, the amounts are not reflected in the consolidated financial statements. The aggregate liabilities ceded and reassumed under these agreements were $43,541,766 and $36,494,487 at December 31, 2002, and 2001, respectively.

B. EXPENSE SHARING

The Mutual Company provides facilities, management and other services to the Company, and the Company reimburses the Mutual Company for such services on a periodic basis under usage agreements and pooling arrangements. The charges are based upon the relative participation of the Company and the Mutual Company in the pooling arrangement, and management of both the Company and the Mutual Company consider this allocation to be reasonable. Charges for these services totalled $28,586,888, $29,298,569 and $26,985,080 for 2002, 2001 and 2000,
respectively.

C. LEASE AGREEMENT

The Company leases office equipment and automobiles to the Mutual Company under a 10-year lease dated January 1, 2000.

D. LEGAL SERVICES

Donald H. Nikolaus, President and a director of the Company, is also a partner in the law firm of Nikolaus & Hohenadel. Such firm has served as general counsel to the Company since 1986, principally in connection with the defense of claims litigation arising in Lancaster, Dauphin and York counties. Such firm is paid its customary fees for such services.

E. PROVINCE BANK

As of December 31, 2002, the Company had $122,295 in checking accounts with Province Bank, a wholly owned subsidiary of DFSC. The Company earned $39,118 in interest on these accounts during 2002.

3--INVESTMENTS

The amortized cost and estimated fair values of fixed maturities and equity securities at December 31, 2002 and 2001, are as follows:

                                                      2002
------------------------------------------------------------------------------------
                                             GROSS           GROSS       ESTIMATED
                            AMORTIZED      UNREALIZED      UNREALIZED       FAIR
HELD TO MATURITY              COST           GAINS           LOSSES        VALUE
------------------------------------------------------------------------------------
U.S. Treasury securities
   and obligations of
   U.S. government
   corporations
   and agencies            $ 12,641,126   $    407,958   $         --   $ 13,049,084
Canadian government
   obligation                   499,250         40,750             --        540,000
Obligations of states
   and political
   subdivisions              33,891,385        574,768         66,463     34,399,690
Corporate securities         29,551,491      1,745,990         12,103     31,285,378
Mortgage-backed
   securities                10,118,304        393,857            995     10,511,166
------------------------------------------------------------------------------------
   Totals                  $ 86,701,556   $  3,163,323   $     79,561   $ 89,785,318
====================================================================================

                                                      2002
------------------------------------------------------------------------------------
                                             GROSS           GROSS       ESTIMATED
                            AMORTIZED      UNREALIZED      UNREALIZED       FAIR
AVAILABLE FOR SALE            COST           GAINS           LOSSES        VALUE
------------------------------------------------------------------------------------
U.S. Treasury securities
   and obligations of
   U.S. government
   corporations
   and agencies            $ 56,344,340   $  1,943,229   $        337   $ 58,287,232
Obligations of states
   and political
   subdivisions              78,515,340      3,083,256        152,996     81,445,600
Corporate securities         34,848,807      2,016,526          2,783     36,862,550
Mortgage-backed
   securities                17,787,462        363,649         14,833     18,136,278
Equity securities            21,587,317      1,007,030        757,887     21,836,460
------------------------------------------------------------------------------------
   Totals                  $209,083,266   $  8,413,690   $    928,836   $216,568,120
====================================================================================

                                                      2001
------------------------------------------------------------------------------------
                                             GROSS           GROSS       ESTIMATED
                            AMORTIZED      UNREALIZED      UNREALIZED       FAIR
HELD TO MATURITY              COST           GAINS           LOSSES        VALUE
------------------------------------------------------------------------------------
U.S. Treasury securities
   and obligations of
   U.S. government
   corporations
   and agencies            $ 23,808,841   $    336,288   $     27,500   $ 24,117,629
Canadian government
   obligation                   498,894         36,106             --        535,000
Obligations of states
   and political
   subdivisions              24,981,562        690,700         53,312     25,618,950
Corporate securities         27,423,039        659,961        121,021     27,961,979
Mortgage-backed
   securities                 8,610,629        113,541         18,335      8,705,835
------------------------------------------------------------------------------------
   Totals                  $ 85,322,965   $  1,836,596   $    220,168   $ 86,939,393
====================================================================================

                                                      2001
------------------------------------------------------------------------------------
                                             GROSS           GROSS       ESTIMATED
                            AMORTIZED      UNREALIZED      UNREALIZED       FAIR
AVAILABLE FOR SALE            COST           GAINS           LOSSES        VALUE
------------------------------------------------------------------------------------
U.S. Treasury securities
   and obligations of
   U.S. government
   corporations
   and agencies            $ 67,468,897   $  1,755,874   $    249,306   $ 68,975,465
Obligations of states
   and political
   subdivisions              53,962,895      1,269,340         85,535     55,146,700
Corporate securities         34,094,195        828,344        115,939     34,806,600
Mortgage-backed
   securities                14,743,597         78,666         32,184     14,790,079
Equity securities            16,630,618      1,270,239        383,511     17,517,346
------------------------------------------------------------------------------------
   Totals                  $186,900,202   $  5,202,463   $    866,475   $191,236,190
====================================================================================

      The amortized cost and estimated fair value of fixed maturities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------
                                                          ESTIMATED
                                           AMORTIZED        FAIR
                                             COST           VALUE
--------------------------------------------------------------------
HELD TO MATURITY
Due in one year or less                  $  2,705,133   $  2,767,000
Due after one year through five years      29,998,375     31,448,150
Due after five years through ten years     19,563,775     20,636,662
Due after ten years                        24,315,969     24,422,340
Mortgage-backed securities                 10,118,304     10,511,166
--------------------------------------------------------------------
      Total held to maturity             $ 86,701,556   $ 89,785,318
====================================================================
AVAILABLE FOR SALE
Due in one year or less                  $ 15,008,947   $ 15,298,500
Due after one year through five years      80,418,332     84,023,582
Due after five years through ten years     42,212,603     44,707,600
Due after ten years                        32,068,605     32,565,700
Mortgage-backed securities                 17,787,462     18,136,278
--------------------------------------------------------------------
      Total available for sale           $187,495,949   $194,731,660
====================================================================

      The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2002 and 2001, amounted to $5,400,597 and $5,667,959, respectively.

      Net investment income of the Company, consisting primarily of interest and dividends, is attributable to the following sources:

                            2002          2001          2000
----------------------------------------------------------------
Fixed maturities         $14,285,049   $15,145,949   $15,180,008
Equity securities            804,087       546,243       635,049
Short-term investments       564,738       920,538     1,221,724
Other                         29,249       255,250       255,250
----------------------------------------------------------------
Investment income         15,683,123    16,867,980    17,292,031
Investment expenses        1,101,871       982,436       897,284
----------------------------------------------------------------
Net investment income    $14,581,252   $15,885,544   $16,394,747
================================================================

      Gross realized gains and losses from investments and the change in the difference between fair value and cost of investments, before applicable income taxes, are as follows:

                                             2002           2001           2000
-----------------------------------------------------------------------------------
Gross realized gains:
   Fixed maturities                      $   128,714    $   554,560    $   237,748
   Equity securities                         911,994        323,451      1,813,242
-----------------------------------------------------------------------------------
                                           1,040,708        878,011      2,050,990
-----------------------------------------------------------------------------------
Gross realized losses:
   Fixed maturities                          106,789         28,618         20,597
   Equity securities                         789,729      1,729,647      1,859,541
-----------------------------------------------------------------------------------
                                             896,518      1,758,265      1,880,138
-----------------------------------------------------------------------------------
Net realized gains (losses)              $   144,190    $  (880,254)   $   170,852
===================================================================================
Change in difference between
   fair value and cost of investments:
   Fixed maturities                      $ 5,253,785    $ 3,498,259    $ 7,300,279
   Equity securities                        (637,585)     1,275,050       (603,930)
-----------------------------------------------------------------------------------
                                         $ 4,616,200    $ 4,773,309    $ 6,696,349
===================================================================================

      Income taxes (benefit) on realized investment gains (losses) were $49,565, $(299,286), and $58,090 for 2002, 2001 and 2000, respectively. Deferred income taxes applicable to net unrealized investment gains included in shareholders' equity were $2,572,901 and $1,474,242 at December 31, 2002 and 2001,
respectively.

      During 2002, 2001 and 2000, certain investments trading below cost had declined on an other-than-temporary basis. Losses of $378,672, $1,462,913 and $436,943 were included in net realized investment gains (losses) for these investments in 2002, 2001 and 2000, respectively.

      The Company has no derivative instruments or hedging activities. On January 1, 2001, the Company transferred investments with an amortized cost of $51,640,154 and fair value of $52,444,675 from the held to maturity classification to the available for sale classification under the provisions of SFAS No. 133 and 138. The unrealized holding gain of $804,521 at January 1, 2001 was reported in other comprehensive income. The transfer had no impact on net income.

4--DEFERRED POLICY ACQUISITION COSTS

Changes in deferred policy acquisition costs are as follows:

                                2002          2001          2000
--------------------------------------------------------------------
Balance, January 1           $13,604,215   $12,284,214   $11,445,572
Acquisition costs deferred    30,435,855    28,514,001    26,157,642
Amortization charged
      to earnings             29,473,000    27,194,000    25,319,000
--------------------------------------------------------------------
Balance, December 31         $14,567,070   $13,604,215   $12,284,214
====================================================================

5--PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 and 2001, consisted of the following:

--------------------------------------------------------------------
                                                          ESTIMATED
                                                            USEFUL
                              2002           2001            LIFE
--------------------------------------------------------------------
Cost--office equipment     $ 5,441,882    $ 5,012,290     5-15 years
      automobiles              785,572        992,412      3 years
      real estate            3,105,851      3,063,646    15-50 years
      software                 561,146        561,146      5 years
--------------------------------------------------------------------
                             9,894,451      9,629,494
Accumulated depreciation    (5,464,057)    (5,060,842)
--------------------------------------------------------------------
                           $ 4,430,394    $ 4,568,652
====================================================================

      Depreciation expense for 2002, 2001, and 2000 amounted to $690,263, $829,100 and $899,750, respectively.

6--LIABILITY FOR LOSSES AND LOSS EXPENSES

Activity in the liability for losses and loss expenses is summarized as follows:

                               2002           2001           2000
---------------------------------------------------------------------
Balance at January 1       $179,839,905   $156,476,124   $144,180,006
   Less reinsurance
      recoverable            65,295,790     53,766,710     44,945,908
---------------------------------------------------------------------
Net balance at January 1    114,544,115    102,709,414     99,234,098
---------------------------------------------------------------------
Incurred related to:
   Current year             122,433,653    110,142,467    103,671,401
   Prior years                6,834,033      8,035,082        711,775
---------------------------------------------------------------------
Total incurred              129,267,686    118,177,549    104,383,176
---------------------------------------------------------------------
Paid related to:
   Current year              67,655,902     63,289,736     61,848,261
   Prior years               46,869,466     43,053,112     39,059,599
---------------------------------------------------------------------
Total paid                  114,525,368    106,342,848    100,907,860
---------------------------------------------------------------------
Net balance at
      December 31           129,286,433    114,544,115    102,709,414
   Plus reinsurance
      recoverable            81,405,319     65,295,790     53,766,710
---------------------------------------------------------------------
Balance at December 31     $210,691,752   $179,839,905   $156,476,124
=====================================================================

      The Company recognized an increase in the liability for losses and loss expenses of prior years of $6.8 million, $8.0 million and $0.7 million in 2002, 2001 and 2000, respectively. These developments are primarily attributable to variations from expected claim severity in the private passenger and commercial automobile liability, workers' compensation and commercial multiple peril lines of business.

7--LINE OF CREDIT

At December 31, 2002 and 2001, pursuant to a credit agreement dated December 29, 1995, and amended as of July 27, 1998, with Fleet National Bank, the Company had unsecured borrowings of $19.8 million and $27.6 million, respectively. Such borrowings were made in connection with the acquisitions of Delaware, Pioneer-Ohio, and Southern Heritage and various capital contributions to the subsidiaries. As of December 31, 2002, the Company may borrow up to $24 million at interest rates equal to the bank's then current prime rate or the then current London interbank Eurodollar bank rate plus 1.70%. At December 31, 2002, the interest rates were 3.45% on an outstanding Eurodollar rate balance of $4.8 million and 3.46% on another Eurodollar rate balance of $15 million. In addition, the Company pays a fee of 3/10 of 1% per annum on the average daily unused portion of the bank's commitment. On each July 27, the credit line is reduced by $8 million. Any outstanding loan in excess of the remaining credit line, after such reduction, is then payable.

8--REINSURERS

UNAFFILIATED REINSURERS

In addition to the primary reinsurance in place with the Mutual Company, the Insurance Subsidiaries have other reinsurance in place, principally with four unaffiliated reinsurers. The Company monitors the financial strength of its unaffiliated reinsurers, requiring that companies rated by A.M. Best Company maintain a rating of A- or higher and that foreign reinsurers not rated by A.M. Best Company maintain a level of financial strength equivalent to companies qualifying for an A.M. Best Company rating of A- or higher. The following amounts represent ceded reinsurance transactions with unaffiliated reinsurers during 2002, 2001 and 2000:

                                  2002          2001          2000
----------------------------------------------------------------------
Premiums written               $10,772,473   $ 9,348,853   $ 8,241,416
======================================================================
Premiums earned                $10,776,702   $ 9,440,035   $ 8,026,478
======================================================================
Losses and loss expenses       $13.693,184   $ 6,907,947   $ 3,027,810
======================================================================
Prepaid reinsurance premiums   $ 1,336,674   $ 1,340,903   $ 1,376,043
======================================================================
Liability for losses and
   loss expenses               $20,745,639   $10,510,444   $ 9,832,743
======================================================================

TOTAL REINSURANCE

The following amounts represent the total of all ceded reinsurance transactions with both affiliated and unaffiliated reinsurers during 2002, 2001 and 2000:

                                  2002          2001          2000
----------------------------------------------------------------------
Premiums earned                $58,817,518   $64,220,420   $54,981,016
======================================================================
Losses and loss expenses       $55,526,159   $50,095,424   $41,267,463
======================================================================
Prepaid reinsurance premiums   $27,853,996   $29,593,467   $24,712,384
======================================================================
Liability for losses and
   loss expenses               $81,405,319   $65,295,790   $53,766,710
======================================================================

      The following amounts represent the effect of reinsurance on premiums written for 2002, 2001 and 2000:

                           2002           2001           2000
-----------------------------------------------------------------
Direct                 $111,767,756   $110,298,533   $ 99,042,235
Assumed                 139,814,138    135,830,624    119,217,433
Ceded                    57,078,047     69,101,503     58,137,248
-----------------------------------------------------------------
Net premiums written   $194,503,847   $177,027,654   $160,122,420
=================================================================

      The following amounts represent the effect of reinsurance on premiums earned for 2002, 2001 and 2000:

                          2002           2001           2000
----------------------------------------------------------------
Direct                $110,412,498   $105,214,059   $ 95,671,588
Assumed                134,246,213    126,776,215    110,955,627
Ceded                   58,817,518     64,220,420     54,981,016
----------------------------------------------------------------
Net premiums earned   $185,841,193   $167,769,854   $151,646,199
================================================================

9--INCOME TAXES

The provision for income tax consists of the following:

                           2002           2001           2000
-----------------------------------------------------------------
Current                 $ 5,071,516    $ 2,634,231    $ 2,406,272
Deferred                   (579,654)    (1,360,633)       499,976
-----------------------------------------------------------------
Federal tax provision   $ 4,491,862    $ 1,273,598    $ 2,906,248
=================================================================

      The effective tax rate is different than the amount computed at the statutory federal rate of 34% for 2002, 2001 and 2000. The reason for such difference and the related tax effect are as follows:

                                   2002            2001            2000
----------------------------------------------------------------------------
Income before
   income taxes                $ 16,494,584    $  7,091,729    $ 11,743,028
============================================================================
Computed "expected"
   taxes at 34%                   5,608,159       2,411,188       3,992,630
Tax-exempt interest              (1,304,197)     (1,399,238)     (1,347,959)
Dividends received deduction        (31,830)        (21,908)        (25,423)
Other, net                          219,730         283,556         287,000
----------------------------------------------------------------------------
Federal income
   tax provision               $  4,491,862    $  1,273,598    $  2,906,248
============================================================================

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are as follows:

                                          2002          2001
----------------------------------------------------------------
Deferred tax assets:
   Unearned premium                    $ 6,438,461   $ 5,778,529
   Loss reserves                         5,786,195     5,433,005
   Net operating loss carryforward -
      Southern Heritage                  1,744,081     2,032,094
   Other                                 1,133,488     1,013,899
----------------------------------------------------------------
      Total                            $15,102,225   $14,257,527
================================================================
Deferred tax liabilities:
   Depreciation expense                $   343,362   $   379,594
   Deferred policy acquisition costs     5,007,431     4,625,433
   Salvage recoverable                     222,824       303,528
   Unrealized gain                       2,572,901     1,474,242
----------------------------------------------------------------
      Total                            $ 8,146,518   $ 6,782,797
================================================================
      Net deferred tax assets          $ 6,955,707   $ 7,474,730
================================================================

      A valuation allowance is provided when it is more likely than not that some portion of the tax asset will not be realized. Management has determined that it is not required to establish a valuation allowance for any deferred tax asset at December 31, 2002, since it is more likely than not that the deferred tax assets will be realized through reversals of existing temporary differences, future taxable income, carryback to taxable income in prior years and the implementation of tax planning strategies.

      At December 31, 2002, the Company has a net operating loss carryforward of $5,073,691, which is available to offset taxable income of the Company. Such net operating loss carryforward will expire beginning in 2009. Federal income tax laws limit the amount of net operating loss carryforward that the Company can use in any one year to approximately $1 million.

10--STOCKHOLDERS' EQUITY

On April 19, 2001 the Company's stockholders approved an amendment to the Company's Certificate of Incorporation. Among other things, the amendment reclassified the Company's common stock as Class B common stock and effected a one-for-three reverse split of the Company's Class B common stock effective April 19, 2001. The amendment also authorized a new class of common stock with one-tenth of a vote per share designated as Class A common stock. The Company's Board also approved a dividend of two shares of Class A common stock for each share of Class B common stock, after the one-for-three reverse split, held of record at the close of business April 19, 2001. The effect of the reverse split and the stock dividend taken together is that the Company had the same total number of shares outstanding after the reverse split and the stock dividend as it did before the reverse split and the stock dividend. Therefore, there is no change in the historical earnings per share of the Class A common stock and the Class B common stock after the reverse split and the stock dividend compared to before the reverse split and the stock dividend.

      Each share of Class A common stock outstanding at the time of the declaration of any dividend or other distribution payable in cash upon the shares of Class B common stock is entitled to a dividend or distribution payable at the same time and to stockholders of record on the same date in an amount at least 10% greater than any dividend declared upon each share of Class B common stock. In the event of a merger or consolidation of the Company with or into another entity, the holders of Class A common stock and the holders of Class B common stock are entitled to receive the same per share consideration in such merger or consolidation. In the event of any liquidation, dissolution or winding-up of the Company, any assets available to common stockholders will be distributed pro-rata to the holders of Class A and Class B common stock.

11--STOCK COMPENSATION PLANS

EQUITY INCENTIVE PLANS

During 1996 the Company adopted an Equity Incentive Plan for key employees. During 2001 the Company adopted a nearly identical plan that made a total of 1,500,000 shares of Class A common stock available. Each plan provides for the granting of awards by the Board of Directors in the form of stock options, stock appreciation rights, restricted stock or any combination of the above. The plans provide that stock options may become exercisable up to 10 years from date of grant, with an option price not less than fair market value on date of grant. The stock appreciation rights permit surrender of the option and receipt of the excess of current market price over option price in cash. No stock appreciation rights have been issued.

      During 1996 the Company adopted an Equity Incentive Plan For Directors. During 2001 the Company adopted a nearly identical plan that made 200,000 shares of Class A common stock available. Awards may be made in the form of stock options, and the plan additionally provides for the issuance of 175 shares of restricted stock to each director on the first business day of January in each year. As of December 31, 2002, the Company has 5,000 unexercised options under these plans. Additionally 2,100, 1,947 and 1,947 shares of restricted stock were issued on January 2, 2002, 2001 and 2000, respectively.

      All options issued prior to 2001 were converted to options on Class A and Class B common stock as a result of the Company's recapitalization. No further shares are available for plans in effect prior to 2001.

      Information regarding activity in the Company's stock option plans is presented below:

                                                     WEIGHTED-AVERAGE
                                       NUMBER OF      EXERCISE PRICE
                                        OPTIONS         PER SHARE
---------------------------------------------------------------------
Outstanding at December 31, 1999      1,496,393         $   13.50
   Granted - 2000                        59,500              8.05
   Exercised - 2000                          --                --
   Forfeited - 2000                      39,555             12.84
---------------------------------------------------------------------
Outstanding at December 31, 2000      1,516,338         $   13.19
   Granted - 2001                       459,000             13.93
   Exercised - 2001                      13,315              8.00
   Forfeited - 2001                      27,556             13.50
---------------------------------------------------------------------
Outstanding at December 31, 2001      1,934,467         $   13.27
   Granted - 2002                        10,000             14.00
   Exercised - 2002                       7,684              8.00
   Forfeited - 2002                      18,334             14.36
   Expired - 2002                       524,448         $   13.50
---------------------------------------------------------------------
Outstanding at December 31, 2002      1,394,001         $   13.43
=====================================================================
Exercisable at:
   December 31, 2000                  1,190,004         $   16.68
=====================================================================
   December 31, 2001                  1,321,905         $   13.89
=====================================================================
   December 31, 2002                  1,085,000         $   13.29
=====================================================================

      Options available for future grants at December 31, 2002 are 1,228,900.

      The following table summarizes information about fixed stock options at December 31, 2002:

            NUMBER OF    WEIGHTED-AVERAGE    NUMBER OF
EXERCISE     OPTIONS        REMAINING         OPTIONS
 PRICE     OUTSTANDING   CONTRACTUAL LIFE   EXERCISABLE
-------------------------------------------------------
$ 8.00       445,334        2.0 years         445,334
$ 9.00         9,500        3.5 years           5,499
$14.00       457,500        3.5 years         152,500
$18.00       481,667        0.25 years        481,667

EMPLOYEE STOCK PURCHASE PLANS

During 1996 the Company adopted an Employee Stock Purchase Plan. During 2001, the Company adopted a nearly identical plan that made 300,000 shares of Class A common stock available for issuance.

      The new plan extends over a 10-year period and provides for shares to be offered to all eligible employees at a purchase price equal to the lesser of 85% of the fair market value of the Company's common stock on the last day before the first day of the enrollment period (June 1 and December 1) of the plan or 85% of the fair market value of the Company's common stock on the last day of the subscription period (June 30 and December 31). A summary of plan activity follows:

                     SHARES ISSUED
                  ------------------
                    PRICE     SHARES
------------------------------------
January 1, 2000   $5.41875    23,906
July 1, 2000      $4.88750    21,714
January 1, 2001   $5.95000    16,438
July 1, 2001      $8.71250    11,377
January 1, 2002   $8.84850    12,769
July 1, 2002      $8.77200    10,520

      On January 1, 2003, the Company issued an additional 9,425 shares at a price of $9.13750 per share under this plan.

AGENCY STOCK PURCHASE PLANS

On December 31, 1996, the Company adopted an Agency Stock Purchase Plan. During 2001, the Company adopted a nearly identical plan that made 300,000 shares of Class A common stock available for issuance. The plan provides for agents of affiliated companies of DGI to invest up to $12,000 per subscription period (April 1 to September 30 and October 1 to March 31) under various methods. Stock is issued at the end of the subscription period at a price equal to 90% of the average market price during the last ten trading days of the subscription period. During 2002, 2001 and 2000, 16,310, 16,557, and 46,603 shares, respectively, were issued under this plan. Expense recognized under the plan was not material.

12--STATUTORY NET INCOME, CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS

The following is selected information, as filed with insurance regulatory authorities, for the Insurance Subsidiaries as determined in accordance with accounting practices prescribed or permitted by such insurance regulatory authorities (restated for mergers):

                                  2002            2001            2000
--------------------------------------------------------------------------
ATLANTIC STATES
Statutory capital
   and surplus                $ 95,405,603    $ 91,649,362    $ 94,431,695
                              ============================================
Statutory unassigned
   surplus                    $ 46,744,739    $ 42,988,498    $ 45,770,831
                              ============================================
Statutory net income (loss)   $ 10,646,804    $   (676,125)   $  7,958,124
                              ============================================
--------------------------------------------------------------------------
SOUTHERN
Statutory capital
   and surplus                $ 31,243,897    $ 30,730,757    $ 26,057,758
                              ============================================
Statutory unassigned
   surplus                    $ (6,373,688)   $ (6,886,828)   $(11,559,827)
                              ============================================
Statutory net income          $  2,505,891    $  5,180,964    $  3,029,826
                              ============================================

      The Company's principal source of cash for payment of dividends are dividends from its Insurance Subsidiaries which are required by law to maintain certain minimum capital and surplus on a statutory basis and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. Atlantic States and Southern are also subject to Risk Based Capital (RBC) requirements which may further impact their ability to pay dividends. At December 31, 2002, the companies' statutory capital and surplus were substantially above the RBC requirements. Amounts available for distribution as dividends to DGI without prior approval of insurance regulatory authorities in 2003 are $10,646,804 from Atlantic States and $2,493,398 from Southern.

      The National Association of Insurance Commissioners (NAIC) adopted the Codification of Statutory Accounting Principles with an effective date of January 1, 2001. The codified principles are intended to provide a basis of accounting recognized and adhered to in the absence of conflict with, or silence of, state statutes and regulations. The impact of the codified principles on the statutory capital and surplus of the Company's Insurance Subsidiaries as of January 1, 2001 was as follows: Atlantic States - $6,482,380 increase and Southern -$2,254,558 increase.

13--RECONCILIATION OF STATUTORY FILINGS TO AMOUNTS REPORTED HEREIN

The Company's Insurance Subsidiaries are required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from financial statements prepared on the basis of generally accepted accounting principles.

      Reconciliations of statutory net income and capital and surplus, as determined using statutory accounting principles, to the amounts included in the accompanying financial statements are as follows:

                                           YEAR ENDED DECEMBER 31,
                                --------------------------------------------
                                    2002            2001            2000
----------------------------------------------------------------------------
Statutory net income of
   Insurance Subsidiaries       $ 13,152,695    $  4,504,839    $ 10,987,950
Increases (decreases):
   Deferred policy
      acquisition costs              962,855       1,320,001         838,642
   Deferred federal
      income taxes                   579,654       1,360,633        (499,976)
   Salvage and subrogation
      recoverable                   (863,313)        155,088         305,918
   Consolidating eliminations
      and adjustments            (11,264,732)    (13,783,695)     (4,318,624)
   Parent-only net income          9,435,563      12,261,265       1,522,870
----------------------------------------------------------------------------
Net income as
   reported herein              $ 12,002,722    $  5,818,131    $  8,836,780
============================================================================

                                                  DECEMBER 31,
                                -----------------------------------------------
                                     2002             2001             2000
-------------------------------------------------------------------------------
Statutory capital and surplus
   of Insurance Subsidiaries    $ 126,649,500    $ 122,380,119    $ 120,489,453
Increases (decreases):
   Deferred policy
      acquisition costs            14,567,070       13,604,215       12,284,214
   Deferred federal
      income taxes                 (3,499,656)        (820,313)       7,690,886
   Salvage and subrogation
      recoverable                   7,334,635        8,197,948        8,042,860
   Statutory reserves                      --               --        2,623,921
   Non-admitted assets and
      other adjustments, net          735,946          334,092          911,370
   Fixed maturities                 7,517,290        3,793,048          493,055
   Consolidating eliminations
      and adjustments             (40,891,418)     (39,693,089)     (40,973,097)
   Parent-only equity              20,769,483       13,132,329        2,566,929
-------------------------------------------------------------------------------
Stockholders' equity as
   reported herein              $ 133,182,850    $ 120,928,349    $ 114,129,591
===============================================================================

14--SUPPLEMENTARY INFORMATION ON STATEMENT OF CASH FLOWS

The following reflects income taxes and interest paid during 2002, 2001 and 2000:

                  2002         2001         2000
---------------------------------------------------
Income taxes   $4,410,000   $2,666,887   $2,031,652
===================================================
Interest       $1,047,237   $3,049,844   $2,731,048
===================================================

15--EARNINGS PER SHARE

The following information illustrates the computation of net income, outstanding shares and earnings per share on both a basic and diluted basis for the years ending December 31, 2002, 2001 and 2000:

                                          WEIGHTED-
                                           AVERAGE      EARNINGS
                              NET          SHARES         PER
                             INCOME      OUTSTANDING     SHARE
------------------------------------------------------------------
2002:
Basic                     $12,002,722     9,085,914   $      1.32
Effect of stock options            --       107,199          (.01)
------------------------------------------------------------------
Diluted                   $12,002,722     9,193,113   $      1.31
------------------------------------------------------------------
2001:
Basic                     $ 5,818,131     8,941,781   $       .65
Effect of stock options            --       136,669          (.01)
------------------------------------------------------------------
Diluted                   $ 5,818,131     9,078,450   $       .64
==================================================================
2000:
Basic                     $ 8,836,780     8,715,899   $      1.01
Effect of stock options            --        21,011            --
------------------------------------------------------------------
Diluted                   $ 8,836,780     8,736,910   $      1.01
==================================================================

      The following options to purchase shares of common stock were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price:

                                2002        2001        2000
------------------------------------------------------------
Options excluded from
  diluted earnings per share   939,167   1,467,782   1,045,338
============================================================

16--CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

                         CONDENSED BALANCE SHEETS
                             ($ in thousands)

DECEMBER 31,                                            2002       2001
-------------------------------------------------------------------------
ASSETS
Investment in subsidiaries (equity method)            $156,684   $152,089
Cash                                                       604        403
Property and equipment                                   1,640      1,623
Other                                                       99        264
-------------------------------------------------------------------------
         Total assets                                 $159,027   $154,379
=========================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
   Cash dividends declared to stockholders            $    887   $    870
   Line of credit                                       19,800     27,600
   Due to affiliate                                      4,441      4,441
   Other                                                   716        540
-------------------------------------------------------------------------
         Total liabilities                              25,844     33,451
-------------------------------------------------------------------------
Stockholders' equity                                   133,183    120,928
-------------------------------------------------------------------------
         Total liabilities and stockholders' equity   $159,027   $154,379
=========================================================================

                   CONDENSED STATEMENTS OF INCOME
                          ($ in thousands)

YEAR ENDED DECEMBER 31,                2002        2001        2000
---------------------------------------------------------------------
Revenues
Dividends-subsidiaries               $ 10,400    $ 14,419    $  3,900
Other                                     797         824         866
---------------------------------------------------------------------
         Total revenues                11,197      15,243       4,766
---------------------------------------------------------------------
Expenses
Operating expenses                      1,057       1,761       1,165
Interest                                1,139       2,288       3,304
---------------------------------------------------------------------
         Total expenses                 2,196       4,049       4,469
---------------------------------------------------------------------
Income before income tax benefit
   and equity in undistributed net
   income of subsidiaries               9,001      11,194         297
Income tax benefit                       (435)     (1,067)     (1,226)
---------------------------------------------------------------------
Income before equity in
   undistributed net income (loss)
   of subsidiaries                      9,436      12,261       1,523
Equity in undistributed
   net income (loss)
   of subsidiaries                      2,567      (6,443)      7,314
---------------------------------------------------------------------
Net income                           $ 12,003    $  5,818    $  8,837
=====================================================================

                   CONDENSED STATEMENTS OF CASH FLOWS
                            ($ in thousands)

YEAR ENDED DECEMBER 31,                   2002        2001        2000
------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                           $ 12,003    $  5,818    $  8,837
------------------------------------------------------------------------
   Adjustments:
      Equity in undistributed
      net loss (income)
      of subsidiaries                     (2,567)      6,443      (7,314)
      Other                                  788         252       1,123
------------------------------------------------------------------------
         Net adjustments                  (1,779)      6,695      (6,191)
------------------------------------------------------------------------
      Net cash provided                   10,224      12,513       2,646
------------------------------------------------------------------------
Cash flows from investing activities:
   Net purchase of property and
      equipment                             (480)       (122)       (262)
   Investment in Donegal Financial
      Services Corp.                          --          --      (3,042)
Other                                         38          38          38
------------------------------------------------------------------------
      Net cash used                         (442)        (84)     (3,266)
------------------------------------------------------------------------
Cash flows from financing activities:
   Cash dividends paid                    (3,509)     (3,394)     (3,127)
   Issuance of common stock                1,728       1,387       2,757
   Line of credit, net                    (7,800)    (12,400)      3,000
------------------------------------------------------------------------
      Net cash provided (used)            (9,581)    (14,407)      2,630
------------------------------------------------------------------------
Net change in cash                           201      (1,978)      2,010
   Cash at beginning of year                 403       2,381         371
------------------------------------------------------------------------
   Cash at end of year                  $    604    $    403    $  2,381
========================================================================

17--SEGMENT INFORMATION

As an underwriter of property and casualty insurance, the Company has three reportable segments which consist of the investment function, the personal lines of insurance and the commercial lines of insurance. Using independent agents, the Company markets personal lines of insurance to individuals and commercial lines of insurance to small and medium-sized businesses.

      The Company evaluates the performance of the personal lines and commercial lines primarily based upon underwriting results as determined under statutory accounting practices (SAP) for the total business of the Company.

      Assets are not allocated to the personal and commercial lines and are reviewed in total by management for purposes of decision making. Donegal Group Inc. operates only in the United States and no single customer or agent provides 10 percent or more of revenues.

      Financial data by segment is as follows:

                                           2002         2001         2000
                                        -----------------------------------
                                                 ($ in thousands)
---------------------------------------------------------------------------
Revenues:
   Premiums earned:
      Commercial lines                  $  66,003    $  62,877    $  54,581
      Personal lines                      119,838      104,893       97,065
---------------------------------------------------------------------------
         Total premiums earned            185,841      167,770      151,646
---------------------------------------------------------------------------
      Net investment income                14,581       15,886       16,395
      Realized investment
         gains (losses)                       144         (880)         171
      Other                                 3,238        2,388        2,370
---------------------------------------------------------------------------
Total revenues                          $ 203,804    $ 185,164    $ 170,582
===========================================================================
Income before income taxes:
   Underwriting income (loss):
      Commercial lines                  $   6,326    $  (3,037)   $     763
      Personal lines                       (5,056)      (5,090)      (4,649)
---------------------------------------------------------------------------
         SAP underwriting
         income (loss)                      1,270       (8,127)      (3,886)
      GAAP adjustments                       (558)       1,833        1,144
---------------------------------------------------------------------------
         GAAP underwriting
         income (loss)                        712       (6,294)      (2,742)
   Net investment income                   14,581       15,886       16,395
   Realized investment gains (losses)         144         (880)         171
   Other                                    1,058       (1,620)      (2,081)
---------------------------------------------------------------------------
Income before income taxes              $  16,495    $   7,092    $  11,743
===========================================================================

18--GUARANTY FUND AND OTHER INSURANCE-RELATED ASSESSMENTS

The Company accrues for guaranty-fund and other insurance-related assessments in accordance with Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The Company's liabilities for guaranty-fund and other insurance-related assessments were $2,970,182 and $3,605,090 at December 31, 2002 and 2001, respectively. These liabilities included $538,578 and $676,149 related to surcharges collected by the Company on behalf of regulatory authorities for 2002 and 2001, respectively.

19--INTERIM FINANCIAL DATA (UNAUDITED)

                                                   2002
                        ---------------------------------------------------------
                            FIRST          SECOND         THIRD          FOURTH
                           QUARTER        QUARTER        QUARTER        QUARTER
---------------------------------------------------------------------------------
Net premiums
   earned               $ 45,452,260   $ 46,110,512   $ 46,792,748   $ 47,485,673
Total revenues            50,034,046     50,736,803     51,085,417     51,947,295
Net losses and loss
   expenses               31,297,569     32,136,019     32,423,893     33,410,205
Net income                 2,180,716      3,178,834      3,015,676      3,627,496
Net income per
   common share
      Basic                      .24            .35            .33            .40
      Diluted                    .24            .35            .33            .39
---------------------------------------------------------------------------------

                                                   2001
                        ---------------------------------------------------------
                            FIRST          SECOND         THIRD          FOURTH
                           QUARTER        QUARTER        QUARTER        QUARTER
---------------------------------------------------------------------------------
Net premiums
   earned               $ 40,040,902   $ 41,651,990   $ 42,598,703   $ 43,478,259
Total revenues            44,792,026     46,496,969     46,365,986     47,508,642
Net losses and loss
   expenses               26,158,684     27,931,189     30,026,448     34,061,228
Net income (loss)          2,954,595      2,697,269      1,023,422       (857,155)
Net income (loss) per
   common share
      Basic                      .33            .30            .11           (.10)
      Diluted                    .33            .30            .11           (.10)
---------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Donegal Group Inc.

We have audited the accompanying consolidated balance sheets of Donegal Group Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Donegal Group Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


KPMG LLP

Philadelphia, Pennsylvania
February 20, 2003

                                   CORPORATE
                                  INFORMATION



ANNUAL MEETING
April 17, 2003 at the Company's headquarters at 10:00 a.m.
FORM 10-K
A copy of Donegal Group's Annual Report on Form 10-K will be furnished free upon written request to Ralph G. Spontak, Senior Vice President and Chief Financial Officer, at the corporate address.
MARKET INFORMATION
Donegal Group's Class A common stock and Class B
common stock are traded on the Nasdaq National
Market under the symbols "DGICA" and "DGICB."
The Class A common stock and Class B common
stock have traded on the Nasdaq National Market
since April 20, 2001. All information given prior to
that date relates to the Company's Common Stock,
which previously traded on the Nasdaq National
Market under the symbol "DGIC." The following
table shows the dividends paid per share and the stock
price range for each quarter during 2002 and 2001:
                                                                  Cash Dividend
                                                                    Declared
Quarter                        High               Low               Per Share
2001 - Class A
 1st                          12.750              8.688                --
 2nd                          14.500              10.000              .10
 3rd                          14.590              12.170              .10
 4th                          13.880               9.100              .20
2001 - Class B
 1st                          12.750               8.688               --
 2nd                          12.500               8.750              .09
 3rd                          13.100              11.010              .09
 4th                          11.750               9.000              .18
2002 - Class A
 1st                          10.770               8.750               --
 2nd                          12.250               9.050              .10
 3rd                          10.990               9.120              .10
 4th                          12.120               9.250              .20
2002 - Class B
 1st                          12.800               8.780               --
 2nd                          11.000               9.750              .09
 3rd                          11.500               9.510              .09
 4th                          11.440               9.200              .18

CORPORATE OFFICES
1195 River Road
P.O. Box 302
Marietta, Pennsylvania 17547-0302
(717) 426-1931
E-mail Address: info@donegalgroup.com
Donegal Web Site: www.donegalgroup.com

TRANSFER AGENT
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 317-4445
Web Site: www.equiserve.com
Hearing Impaired: TDD: 201-222-4955

DIVIDEND REINVESTMENT PLAN
The Company offers a dividend
reinvestment plan through its
transfer agent.
For information contact:
Donegal Group Inc.
Dividend Reinvestment Plan
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500

STOCKHOLDERS
The following represent the number of
common stockholders of record
as of December 31, 2002:

Class A common stock 615
Class B common stock 514